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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel 852 2533 3388 fax	William F. Barron* Bonnie Chan* Karen Chan† Paul K. Y. Chow*† James C. Lin*	Gerhard Radtke* Martin Rogers† Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

October 2, 2018

Re:	Tencent Music Entertainment Group (CIK No. 0001744676)
Registration Statement on Form F-1

Ms. Kathleen Krebs

Mr. William Mastrianna

Mr. Terry French

Ms. Claire Delabar

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Krebs, Mr. Mastrianna, Mr. French, and Ms. Delabar:

On behalf of our client, Tencent Music Entertainment Group, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter submitting its responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated September 17, 2018 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on September 7, 2018 (the “Revised Draft Registration Statement”). On behalf of the Company, we wish to thank you and other Staff of the Commission for your prompt response to the Company’s request for comments.

The Company has responded to the Staff’s comments by revising the Revised Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Revised Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	October 2, 2018

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the Revised Draft Registration Statement, and two courtesy copies of the as-filed exhibits.

The Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show as soon as legally permissible in October. The Company would greatly appreciate the Staff’s prompt feedback to this filing.

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Risk Factors

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters..., page 66

1.

To the extent that Tencent and/or the other Class B shareholders will have complete control over the outcome of matters put to a vote of shareholders, please make this clear in the risk factor heading and disclosure. To provide further context, also disclose the following:

•	the percentage of outstanding shares that Tencent and/or the other Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;

•	the circumstances under which Tencent and the other Class B ordinary shareholders may transfer their shares; and

•

the circumstances under which Tencent and the other Class B ordinary shareholders may convert their shares to Class A ordinary shares or are required to convert their Class B ordinary shares and the resulting impact on holders of ADSs.

In response to the Staff’s comment, the Company has revised disclosure on the cover page and pages 66, 67, 192 and 193 of the Registration Statement to clarify these points. The Company respectfully advises the Staff that upon any conversion of Class B ordinary shares into Class A ordinary shares, existing holders of ADSs, which represent Class A ordinary shares, will experience an increase in their relative voting power in the Company. The Company does not foresee any material risk to holders of ADSs upon any conversion of Class B ordinary shares into Class A ordinary shares, whether on a voluntary or mandatory basis. Therefore, the Company has not expanded the risk factor to discuss the resulting impact on holders of ADSs from the conversion of Class B ordinary shares into Class A ordinary shares.

Use of Proceeds, page 70

2.

We note your response to comment 4 and the Yeelion Online example included elsewhere in your filing. Please quantify the total amount of the net proceeds that would be available for investment in PRC operations taking into account the statutory limits that you have noted. Alternatively, if applicable, disclose in this section that all of the net proceeds from this offering will be available, via loans alone, for investment in PRC operations.

Securities and Exchange Commission	3	October 2, 2018

In response to the Staff’s comment, the Company has revised disclosure on page 71 of the Registration Statement.

Our Relationship with Tencent

Master Business Cooperation Agreement, page 85

3.

We note your agreement with Tencent Holdings to share revenues from sales of QQ Music premium memberships. Disclose whether you expect the amount of revenue to be shared with Tencent Holdings to be material.

In response to the Staff’s comment, the Company has revised disclosure on page 87 of the Registration Statement.

Description of American Depositary Shares, page 205

4.	We note your new risk factor regarding the waiver of a jury trial by ADS holders. Please disclose this provision of the deposit agreement in the description of the ADSs.

In response to the Staff’s comment, the Company has revised disclosure on page 213 of the Registration Statement.

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Securities and Exchange Commission	4	October 2, 2018

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or James C. Lin at +852 2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He

cc:	Mr. Cussion Kar Shun Pang, Chief Executive Officer

Mr. Tony Cheuk Tung Yip, Chief Strategy Officer

Ms. Min Hu, Chief Financial Officer

Tencent Music Entertainment Group

Ms. Z. Julie Gao, Esq., Partner

Mr. Will H. Cai, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Ms. Shirley Yeung, Partner

PricewaterhouseCoopers Zhong Tian LLP